Exhibit 99.17
CONSENT OF EXPERT
The undersigned, Mr. Randy V.J. Smallwood, consents to the reference to him under the heading “Interest of Experts” in the Annual Report on Form 40-F, of Goldcorp Inc.

By: /s/ Randy V.J. Smallwood
Name: Randy V.J. Smallwood
Date: March 21, 2006